SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of November, 2022

PRUDENTIAL PUBLIC LIMITED COMPANY

(Translation of registrant's name into English)

1 Angel Court, London,
England, EC2R 7AG
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes              No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Prudential plc

TOTAL VOTING RIGHTS AND ISSUED SHARE CAPITAL

In accordance with the provisions of the Disclosure Guidance and Transparency Rules issued by the UK Financial Conduct Authority, Prudential plc ("Prudential") notifies the market of the following:

As at 30 November 2022, Prudential's issued share capital admitted to trading consisted of 2,749,314,856 ordinary shares of GBP 0.05 each. Each ordinary share carries the right to one vote in all circumstances at general meetings of Prudential. Prudential does not hold any treasury shares.

The total number of voting rights in Prudential is therefore 2,749,314,856 and this figure may be used by shareholders (and others with notification obligations) as the denominator for the calculations by which they will determine whether they are required to notify their interest in, or a change to their interest in, Prudential under the Disclosure Guidance and Transparency Rules.

Additional information

About Prudential plc
Prudential plc provides life and health insurance and asset management in 23 markets across Asia and Africa. The business helps people get the most out of life, by making healthcare affordable and accessible and by promoting financial inclusion. Prudential protects people's wealth, helps them grow their assets, and empowers them to save for their goals. The business has more than 19 million life customers and has dual primary listings on the Stock Exchange of Hong Kong (2378) and the London Stock Exchange (PRU). It also has a secondary listing on the Singapore Stock Exchange (K6S) and a listing on the New York Stock Exchange (PUK) in the form of American Depositary Receipts. It is also a constituent of the Hang Seng Composite Index. Prudential is not affiliated in any manner with Prudential Financial, Inc. a company whose principal place of business is in the United States of America, nor with The Prudential Assurance Company Limited, a subsidiary of M&G plc, a company incorporated in the United Kingdom.  https://www.prudentialplc.com/

Contact:

Hannah Perera, Director, Group Reward and Employee Relations, and CHRO UK Group HR, +44 (0)20 3977 9529

Sylvia Edwards, Deputy Group Secretary, +44 (0)20 3977 9214

Date of notification

30 November 2022

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 30 November 2022

PRUDENTIAL PUBLIC LIMITED COMPANY

By: /s/ Sylvia Edwards

Sylvia Edwards
Deputy Group Secretary